January 24, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Mark C. Shannon

RE:

Saratoga Resources, Inc. (the “Company”)

Form 10-K for the Fiscal Year December 31, 2009

Filed April 14, 2010

File No. 000-27563

Dear Mr. Shannon:

Saratoga Resources, Inc. (the “Company”) has the following responses to the comments of the staff of the Securities and Exchange Commission (the “SEC”) contained in your letter of December 28, 2010. The Company’s responses are numbered to correspond to the numbers used to designate the staff’s comments in your comment letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Properties, page 7

Reserve Estimates, page 9

Comment

1.

Please expand your presentation of possible reserves to include the developed and undeveloped categories as contemplated by Item 1202(a)(2) of Regulation S-K.

Company Response

The Company proposes to enhance its presentation of possible reserves to designate separately possible developed and possible undeveloped reserves, which for 2010 reflected the following:

	Reserves
Reserve category	Oil	Natural Gas	Total
	(mbbls)	(mmcf)	(mboe)
Possible
Developed	350	1,643	624
Undeveloped	13,016	99,469	29,594

7500 San Felipe, Suite 675        •        Houston, Texas 77063        •        Tel 713•458•1560        •        Fax 713•458•1561        •        www.saratogaresources.net

Mark C. Shannon

U.S. Securities and Exchange Commission

January 24, 2011

In light of the imminent filing of the Company’s Form 10-K for the year ended December 31, 2010, the Company respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2009 to provide the requested disclosure. The Company confirms that its future filings on Form 10-K, including its Form 10-K for the year ended December 31, 2010, will provide the requested disclosure substantially as set forth above.

Reserve Estimation Process, Controls and Technologies, page 9

Comment

2.

We are unable to locate a description of the internal controls used in your reserve estimation effort.  We note you engage Collarini Associates, a third-party engineering firm, to prepare your reserve estimates.  However, preparation of your reserves by a third-party engineering firm does not alleviate your obligation to disclose a description of the internal control procedures you perform with regard to your reserve estimation effort, including controls required to ensure that information taken from third party reports is properly disclosed in your filing.  Please modify your disclosures accordingly.  We refer you to the guidance in Item 1202(a)(7) of Regulation S-K.

Company Response

The Company proposes to enhance its disclosure regarding internal controls used in our reserve estimation process by adding the following disclosure:

“We maintain an internal staff of engineering and geoscience professionals who work closely with Collarini Associates in connection with their preparation of our reserve estimates, including assessing the integrity, accuracy and timeliness of the methods and assumptions used in this process.  Our internal technical team members meet with Collarini Associates periodically throughout the year to discuss the assumptions and methods used in the reserve estimation process.   We provide historical information to Collarini Associates for our properties such as ownership interest, oil and gas production, well test data, commodity prices and operating and development costs. The activities of our internal staff are led and overseen by our President, a degreed petroleum geologist/geophysicist with over 25 years of technical experience involving petroleum reserve assessment and estimation and geoscience-based evaluation.  He is assisted by our Asset Evaluation Manager, who has over 25 years of technical experience in petroleum engineering and reservoir evaluation and analysis.  Together, these individuals direct the activities of our internal engineering and geosciences staff who coordinate with our accounting and other departments to provide the appropriate data to Collarini Associates in support of the reserve estimation process and to assure that information derived from Collarini Associates’ reports is properly disclosed in our reports.”

Mark C. Shannon

U.S. Securities and Exchange Commission

January 24, 2011

In light of the imminent filing of the Company’s Form 10-K for the year ended December 31, 2010, the Company respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2009 to provide the requested disclosure. The Company confirms that its future filings on Form 10-K, including its Form 10-K for the year ended December 31, 2010, will provide the requested disclosure substantially as set forth above.

Comment

3.

Please disclose the qualification of your in-house technical person primarily responsible for accepting the final report of the reserves estimates from Collarini Associates.  We refer you to the guidance in Item 1202(a)(7) of Regulation S-K.

Company Response

Disclosure with respect to the qualification of the in-house technical person primarily responsible for accepting the final report of the reserves estimates from Collarini Associates is included within the proposed enhanced disclosure described in the Company’s response to comment 2 above.

In light of the imminent filing of the Company’s Form 10-K for the year ended December 31, 2010, the Company respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2009 to provide the requested disclosure. The Company confirms that its future filings on Form 10-K, including its Form 10-K for the year ended December 31, 2010, will provide the requested disclosure substantially as set forth above.

Proved Undeveloped Reserves, page 10

Comment

4.

We note that approximately 75% of your oil and gas reserves are proved undeveloped (“PUDs”) and that your PUDs increased approximately 83% during 2009.  We further note that the report of your independent registered public accounting firm and the notes to your financial statements express substantial doubt about your ability to continue as a going concern and your status as of December 31, 2009 as a debtor-in-possession.  In view of the substantial doubt regarding your ability to continue as a going concern, explain to us why you believe it is reasonably certain that the project to develop your PUDs will commence within a reasonable time.  As part of your response, describe the plans you have in place to develop these reserves.  In connection with this, tell us the amount of financing you will need to obtain to complete the development project and how you intend to obtain that financing.  See the definition of proved reserves in the master glossary of the ASC, as updated by ASU 2010-03.

Mark C. Shannon

U.S. Securities and Exchange Commission

January 24, 2011

Company Response

On March 31, 2009, the Company, and its principal subsidiaries, filed for protection under Chapter 11 of the U.S. Bankruptcy Code following the receipt, from the Company’s primary lenders, of notices of alleged nonmonetary defaults on loans. As of December 31, 2009 and the filing date of the 2009 Form 10-K, the Company was a debtor-in-possession. The Company’s independent registered public accounting firm expressed substantial doubt about its ability to continue as a going concern primarily due its status as a debtor-in-possession and uncertainty related to the bankruptcy proceedings. However, the Company reported $18,740,157 of positive cash flows from operations for the year ended December 31, 2009 and planned to continue development of all PUD locations. In addition, the Company’s reserve report as of December 31, 2009 reflected investments in development of PUD locations and other projects funded fully by cash on hand and operating cash flow.

The Company had, as of March 31, 2010 and prior to filing the 2009 Form 10-K, filed a plan of reorganization reflecting terms negotiated with all of its principal creditors, which plan of reorganization was approved by the U.S. Bankruptcy Court in April 2010.  The plan of reorganization, as approved by the bankruptcy court, reflected underlying development plans derived from the Company’s reserve report reflecting the Company’s ability to fund all development activities therein from funds on hand and operating cash flows without need for outside financing. The Company exited bankruptcy in May 2010 and has since funded all development activities from cash on hand and operating cash flows.

Based on the factors above, the Company was reasonably certain that development of its PUDs would commence within a reasonable time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Comment

5.

We note you recorded an impairment charge of $1,693,440 in 2008.  So that we may better understand the amount of impairment charge you recorded in 2008, please provide us with your analysis in support of the amount you reported.  As part of your response, please describe the assumptions used in your impairment analysis as compared to the assumptions used to present your standardized measure of discounted future net cash flows.

Company Response

The impairment analysis for December 31, 2008 compared the undiscounted net income and the discounted net income at 10% for each field from the NYMEX strip priced reserve report that was prepared at December 31, 2008 using the NYMEX strip pricing for December 31, 2008.  The standardized measure of discounted future net cash flows disclosure were from the SEC Case reserve report which used the pricing from December 31, 2008 based on the SEC rules and kept the price flat for all years presented in that reserve report.

Mark C. Shannon

U.S. Securities and Exchange Commission

January 24, 2011

We analyzed all fields on an individual field-by-field basis to determine if any impairment existed at December 31, 2008.  For each field, two steps were performed to determine if that particular field had impairment.  In step 1, we determined if the field had a net book value that was greater than the undiscounted net income.  If the field had a higher net book value, then we went to step 2 of the analysis.  If the field’s undiscounted net income was higher than its net book value, then we did not go to step 2 and no impairment expense was booked for that field.  For the fields that required step 2, we subtracted the discounted net income from the net book value of the field and booked the impairment expense.

Table 5 attached hereto sets out our impairment analysis.

Financial Statements

Note 16 – Supplemental Oil and Gas Disclosure – Unaudited, page F-28

Comment

6.

We note you present one combined line item for purchases, discoveries, extensions, and improved recovery, net of revisions of previous estimates in your table of estimated total net proved reserves.  However, changes resulting from each of these items should be presented separately with an explanation of significant changes in accordance with FASB ASC 932-235-50-5.  In addition, this disclosure should provide net quantities of your interest in proved developed reserves as of the beginning and the end of the year in accordance with FASB ASC 932-235-50-4.  You may wish to refer to the Illustration in FASB ASC 932-235-55-2.  Please modify your disclosures accordingly.  In response to this comment, please provide us with a sample of our proposed disclosure modification.

Company Response

We concur that the table of estimated total net proved reserves should have included explanations of the significant changes in the table, should have separately shown the purchases, discoveries, extensions, and improved recovery, net of revisions of previous estimates, and should have added disclosure of the proved developed reserves for each year.

Table 6 attached hereto sets out the estimated total net proved reserves table as modified to reflect this comment.

In light of the imminent filing of the Company’s Form 10-K for the year ended December 31, 2010, the Company respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2009 to provide the requested disclosure.  We will ensure that our footnote in the 2010 Annual Report, and in future filings, is updated to comply with the literature referenced above.  We will also add disclosure on the explanations of significant changes in this table in future filings.

Mark C. Shannon

U.S. Securities and Exchange Commission

January 24, 2011

Comment

7.

We note the presentation of your costs incurred for oil and gas property acquisitions, exploration and development in the table on page F-29.  Please note that this table contemplates the presentation of only those items identified in the Illustration shown in FASB ASC 932-235-55-4.  Please modify your disclosure accordingly.  In addition, please address the following:

•

Provide us with a reconciliation of the amount shown in this table for acquisitions of $146,861,318 with that presented in your purchase price allocation on page F-15 for property and equipment of $140,337,343;

•

Explain why this table shows $0 for exploration costs incurred, while your statement of operations shows $1,145,724 in exploration expenses during 2009.

In response to this comment, please provide us with a sample of your proposed disclosure modifications.

Company Response

The amount from the table on page F-29 for acquisitions should have been $140,071,085 instead of the $146,861,318.  The purchase price allocation on page F-15 is correct at $140,337,343 and is made up of the $140,071,085 for oil and gas property and $266,258 for fixed assets acquired.

Also, the table on page F-29 should have had the $1,145,724 included as exploration costs for 2009.  This exploration cost of $1,145,724 for 2009 is shown correctly on the statement of operations on page F-4, in the consolidated results of operations table on page F-30, in the results of operations table on page 39, and in the operating expenses table on page 40.

Table 7 attached hereto sets out the proposed disclosure modification related to this comment.

In light of the imminent filing of the Company’s Form 10-K for the year ended December 31, 2010, the Company respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2009 to provide the requested disclosure. The Company confirms that its future filings on Form 10-K, including its Form 10-K for the year ended December 31, 2010, will provide the requested disclosure for this table substantially as set forth above.

Mark C. Shannon

U.S. Securities and Exchange Commission

January 24, 2011

Changes in Standardized Measure of Discounted Future Net Cash Flows, page F-31

Comment

8.

We note you include ‘Development costs incurred during the year’ and ‘Net change in estimated future development costs’ as sources of changes in the standardized measure.  Please tell us how the amounts reflected in your aggregate changes presentation complies with FASB ASC 932-235-50-35(g), which requires disclosure of previously estimated development costs incurred during the period.  See also FASB ASC 932-235-55-5, Example 6.

Company Response

We concur that previously estimated development costs incurred during the period should have been reflected in the standardized measure table.

In light of the imminent filing of the Company’s Form 10-K for the year ended December 31, 2010, the Company respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2009 to provide the requested disclosure. The Company confirms that its future filings on Form 10-K, including its Form 10-K for the year ended December 31, 2010, will provide the disclosure for this table consistent with FASB ASC 932-235-50-35(g).

Exhibit 99.1

Comment

9.

Please obtain a revised report from Collarini Associates that includes all of the disclosures required by Item 1202(a)(8) of Regulation S-K.  For example, without limitation, the current report does not appear to address the assumptions, methods and procedures used in connection with the preparation of the report and a statement that they are appropriate for the purpose served by the report, the primary economic assumptions, a statement that the third party has used all methods and procedures it considered necessary to prepare the report, and the third party’s conclusions with respect to the reserve estimates.

Company Response

Attached find a revised form of report from Collarini Associates incorporating the required disclosures provided for by Item 1202(a)(8) of Regulation S-K.

In light of the imminent filing of the Company’s Form 10-K for the year ended December 31, 2010, the Company respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2009 to include the revised form of report. The Company confirms that its future filings on Form 10-K, including its Form 10-K for the year ended December 31, 2010, will the reserve report substantially in the form attached hereto.

Mark C. Shannon

U.S. Securities and Exchange Commission

January 24, 2011

Acknowledgements

The Company hereby acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any comments or questions to the undersigned at the address set forth above.

Sincerely,

Edward Hebert

Vice President – Finance

Table 5

Saratoga Resources, Inc.
Impairment Test
December 31, 2008

	Undisc C/F	Possible Impairment	Discounted Cash Flows	Total Impairment	Total	Total		Total Accum	Net Capitalized
	Total				Leasehold	Well Costs	ARO Asset	Depletion	Cost
	(M$)		(M$)	(M$)
Grand Bay	159,830	NO			60,165,169	11,164,624	1,584,356	1,938,521	70,975,628
Breton Sound 32	12,464	NO			9,012,026	3,226	2,904,219	1,337,665	10,581,806
Breton Sound 18	1,528	YES	1,639	258.13	1,269,834		866,938	239,646	1,897,126
Main Pass 46	7,248	NO			2,631,865		319,380	241,172	2,710,073
Main Pass 25	14,163	NO			7,109,986	440,357	483,908	264,394	7,769,857
Main Pass 52	(1,601)	YES	(1,026)	949.84	-		1,457,315	507,475	949,840
Vermilion 16	187,335	NO			48,700,000	164,936	56,659	251,232	48,670,363
Breton Sound 51	(37)	YES	60	375.90	83,674		509,435	156,812	436,297
Little Bay	4,776	NO			2,411,445			126,717	2,284,728
Lake Fortuna	4,347	NO			2,727,742		90,714		2,818,456
Crooked Bayou	(200)	YES	(190)	-	-		181,962	181,962	-
South Atchafalaya Bay	(120)	YES	(120)	109.58	400		109,177		109,577

					134,112,141	11,773,143	8,564,063	5,245,596	149,203,751

		Total Impairment:		1,693.44

Table 6

Saratoga Resources
Estimated Net Quantities of Proved Reserves
December 31, 2009

For the year ended December 31, 2007	Gas (Mcf)	Oil (Bbls)	Mcfe
Proved and undeveloped reserves:
Beginning of year	20,113,000	3,346,000	40,189,000
Purchase	-	-	-
Discoveries	35,600	1,400	44,000
Extensions	-	-	-
Improved Recovery	-	-	-
Revisions	27,776,400	1,017,600	33,882,000
Production	(3,083,000)	(616,000)	(6,779,000)
End of year	44,842,000	3,749,000	67,336,000
Proved Developed reserves
Beginning of year	14,790,000	3,295,000	34,560,000
End of year	11,064,000	3,308,000	30,912,000

For the year ended December 31, 2008
Proved and undeveloped reserves:
Beginning of year	44,842,000	3,749,000	67,336,000
Purchase	-	-
Discoveries	2,875,600	482,000	5,767,600
Extensions	-	-
Improved Recovery	-	-	-
Revisions	3,521,400	856,000	8,657,400
Production	(1,612,000)	(572,000)	(5,044,000)
End of year	49,627,000	4,515,000	76,717,000
Proved Developed reserves
Beginning of year	11,064,000	3,308,000	30,912,000
End of year	13,695,200	3,172,600	32,730,800

For the year ended December 31, 2009
Proved and undeveloped reserves:	49,627,000	4,515,000	76,717,000
Purchase	-	-	-
Discoveries	-	-	-
Extensions	-	-	-
Improved Recovery	-	-	-
Revisions	14,735,500	3,690,000	36,875,500
Production	(2,114,600)	(626,900)	(5,876,000)
End of year	62,247,900	7,578,100	107,716,500
Proved Developed reserves
Beginning of year	13,695,200	3,172,600	32,730,800
End of year	9,387,400	2,984,800	27,296,200

Table 7

For Page F-29

Costs incurred for oil and gas property acquisitions, exploration and development for each of the years in the three-year period ended December 31, 2009 are as follows:

	2009	2008	2007
	(Successor)	(Successor)	(Predecessor)
Acquisitions of properties
Proved	-	140,071,085	-
Unproved	-	-	-
Exploration costs	1,145,724	-	-
Development costs	6,634,160	12,236,990	7,948,397
Total	7,779,884	152,308,075	7,948,397

COLLARINI

Collarini Associates
3100 Wilcrest Drive, Suite 140
Houston, Texas 77042
Tel. (832) 251-0160
Fax (832) 251-0157
www.collarini.com

March 15, 2010

Mr. Andy Clifford
Saratoga Resources, Inc.
67201 Industry Lane
Covington, Louisiana 70433

Dear Mr. Clifford:

In accordance with your request and to enable Saratoga Resources, Inc. to satisfy the requirements of Saratoga's annual reporting, we have estimated the proved, probable, and possible reserves and future revenue, as of January 1, 2010, to the interest of Saratoga Resources, Inc. in and related to various fields located in South Louisiana. The estimate of proved reserves and the future revenue therefrom conform to all standards and definitions promulgated in Section 210.4–10 of Regulation S – X issued by the Securities and Exchange Commission in November 1988 and amended in December 2008. Estimates of probable and possible reserves and the future revenue therefrom are optional by Regulation S - X, and are included herein at your request. It is estimated these volumes represent 100% of Saratoga's total proved reserves.

As presented in the accompanying detailed projections by reservoir and by reserve category, we estimate the net reserves and future net income to the Saratoga Resources, Inc. interest, as of January 1, 2010, to be:

	Net Remaining Reserves		**Future Net Income (M$)**	
Reserve Category	**Oil (MBO)**	**Gas (MMCF)**	**Undiscounted**	**Present Worth at 10%**
Proved				
Producing	1,634	2,663	14,063	25,715
Shut-in	60	76	4,137	3,263
Behind Pipe	1,291	6,648	48,403	36,097
Undeveloped	4,593	52,860	281,143	158,904
Total Proved	**7,578**	**62,248**	**347,746**	**223,978**
Probable*				
Shut-in	0	246	57	144
Behind Pipe	765	4,831	41,543	26,333
Undeveloped	3,037	40,260	217,724	85,637
Total Probable	**3,802**	**45,338**	**259,324**	**112,115**
Possible*	**13,366**	**101,112**	**773,645**	**240,513**

* Probable and possible reserves have not been discounted for the risk associated with future recovery. See reserve definitions following this letter.

Saratoga Resources, Inc.
March 15, 2010
Page Two

Oil volumes are generally expressed in thousands of stock tank barrels (MBO), where one barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of standard cubic feet (MMCF) at 60 degrees Fahrenheit and the contract pressure base.

Net sales, as defined in this report, are before deducting production taxes. Net income is after deducting these taxes, and after deducting future capital costs and operating expenses, but before consideration of federal income taxes. The future net income has also been shown discounted at ten percent to determine its present worth as required by Regulation S - X. This present worth is included to indicate a standard measure and is not intended to represent the market value of the property. Our estimates of future cash flows include estimates of all costs required to recover reserves.

Reserves in this report were estimated using all applicable engineering and geological data available such as, but not limited to, historic production volumes, initial flow test information, flowing tubing pressures, shut-in tubing pressures, bottomhole pressures, repeat formation test data, pressure-volume-temperature fluid analysis, geological well logs, sidewall core analysis, and whole core analysis at the time the report was conducted.

The reserve volumes and their respective classifications and categorizations were estimated by performance methods, volumetric methods, analogy, or combination of methods. Performance methods generally included decline-curve analysis and material balance analysis where representative data was available. Volumetric estimates generally included a combination of geological and engineering interpretations, while analogy methods included reserve estimates from historical performance of similar wells and reservoirs in the field or nearby fields.

Proved reserve classifications were determined based on the “reasonable certainty” of recovering the estimated volumes or more. The proved reserve categorizations were based on the stage of maturity and development of the respective proved reserves.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

Based on gross oil equivalent barrels, approximately 100 percent of Saratoga's proved reserves are located in the North America, United States, South Louisiana. Saratoga's proved reserves are approximately 27 percent developed and 73 percent undeveloped.

Saratoga's South Louisiana proved developed reserves are approximately 45 percent proved producing and 55 percent proved non-producing. The proved producing reserves were estimated by 86 percent performance methods and 14 percent volumetric methods. Proved non-producing reserves were estimated by 79 percent volumetric methods, 19 percent performance, and 2 percent analogy. Proved undeveloped reserves were estimated by 100 percent volumetric methods. These estimates are based on gross oil equivalent barrels that Saratoga holds an interest in.

A detail description of methodology used in estimating reserves for each well and reservoir in each field is tabulated in the respective field section under “Reserve Summary” included in the detailed report.

Saratoga Resources, Inc.
March 15, 2010
Page Three

Hydrocarbon prices used in this report are based on SEC price parameters using the average prices received on the first of each month during the 12-month period prior to the ending date of the period covered in this report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period. The product prices used to determine future gross revenue for each field were determined by applying benchmark pricing as describe above then adjusted by "differentials" only to the extent provided by SEC guidelines. These "differentials" generally adjust the benchmark prices on a field by field basis to account for product quality, transportation, and marketing. The "differentials" were provided to Collarini Associates in detail from Saratoga. Collarini accepted the "differentials" as factual data and did not confirm the accuracy of these adjustments. The following table summarizes by major geographic region the "average benchmark prices" and the "average realized price" after the appropriate "differentials" were applied.

Geographic Region	Product	Price Reference	Avg Benchmark Price	Avg Realized Price
North America				
United States				
South Louisiana	Oil/ Condensate	WTI Cushing	$61.18/Bbl	$58.19/Bbl
	Gas	Henry Hub	$3.87/MMBtu	$4.06/MCF

Future development costs included in this report were provided to Collarini Associates by Saratoga and accepted as factual data. Collarini Associates reviewed, for reasonableness, the estimated future development cost, plug and abandonment cost, and their respective timing for each well, reservoir, and field. Collarini did not; however, confirm the accuracy of these expenditures. These costs are tabulated in the respective field section under "Forecast of Expenditures" included in the detailed report. These costs are held constant and not escalated.

Operating costs are based on actual expenses, as provided by Saratoga Resources, Inc. Collarini did not confirm the accuracy of these expenses. These current expenses are held constant through the life of the property. These costs include processing fees where applicable. Estimated lease fuel-gas usage has been included as a reduction to produced volume in the cash flow forecast.

Collarini Associates utilized all data, appropriate methods, and procedures deemed necessary to conduct and finalize this report to conform to all standards and definitions promulgated in Section 210.4-10 of regulation S–X issued by the Securities and Exchange Commission in November 1988 and amended in December 2008.

The reserves presented in this report are estimates only and should not be construed as being exact quantities. They may or may not be recovered, and if recovered, the revenues, costs, and expenses therefrom may be more or less than the estimated amounts. Because of governmental policies, uncertainties of supply and demand, and international politics, the actual sales rates and the prices actually received for the reserves, as well as the costs of recovery, may vary from those assumptions included in this report. Also, estimates of reserves may increase or decrease as a result of future operational decisions, mechanical problems, and the price of oil and gas.

All reserve estimates have been performed in accordance with sound engineering principles and generally accepted industry practice. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data, and all conclusions represent only informed professional judgments.

Saratoga Resources, Inc.
March 15, 2010
Page Four

The titles to the properties have not been examined by Collarini Associates, nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Saratoga Resources, Inc. and from sources which provide publicly accessible data and are considered accurate.

A detailed environmental and mechanical inspection of the properties was not made by Collarini Associates. A visual inspection of the properties themselves was not considered necessary for the purpose of this report. No assessment of compliance with environmental regulations or future liability for site remediation was made. We are independent consultants; we do not own any interest in this property and are not employed contingent upon the value of this property. All engineering calculations and basic data used in the analysis are maintained on file in our office and are available for review.

Very truly yours,
COLLARINI ASSOCIATES

Mitch Reece, P.E.
President

LDP/dbc

Collarini Engineering Inc.
Texas Board of Professional Engineers Registration F-5660